EXHIBIT 99.1

Contact:	Media	Investors
	Alan Zachary	Juliane Snowden
	T: 1-(312)-944-6784	T: 1-(212)-213-0006
	media@rosettagenomics.com	investors@rosettagenomics.com

Rosetta Genomics Reports Third Quarter 2007 Financial Results

Completed prevalidation phase for first diagnostic product; initiation of in-vivo studies in liver cancer therapeutic program expected to begin by end of fourth quarter

Additional results in lung in women’s health

Rehovot, Israel (November 8, 2007) - Rosetta Genomics, Ltd. (NASDAQ: ROSG), a global leader in the field of microRNA, reported today its consolidated financial results for the quarter and six months ended October 30, 2007, and business highlights.

“During the third quarter, Rosetta Genomics experienced significant progress in the expansion of the Company’s diagnostic and therapeutic development engines, as well as our proprietary microRNA technologies, further strengthening our belief that Rosetta Genomics is a leader in the microRNA field,” said Amir Avniel, President and CEO of Rosetta Genomics. “Our first microRNA-based diagnostic test, designed to differentiate squamous from non-squamous lung cancers, has successfully passed the prevalidation phase at Columbia University Medical Center, and we expect to launch this diagnostic in the first half of 2008. This is the first of three products Rosetta expects to launch in 2008, and we believe these diagnostics will offer patients and clinicians an effective means to diagnose various types of cancers.”

”On the therapeutics front, we expect to begin in vivo studies on several microRNA leads in our liver cancer program, being conducted in collaboration with Isis Pharmaceuticals, and partially funded by the Binational Industrial Research and Development (BIRD) Foundation. We believe the interest in microRNAs from Pharma and the scientific community will continue to grow, and the expansion of our diagnostic and therapeutics pipeline, as well as our leading intellectual property position will assist us to continue and lead the microRNA revolution.”

Cash, Cash Equivalents, Short-term Bank Deposit and Marketable Securities and Long-Term Investments

As of September 30, 2007, Rosetta had cash, cash equivalents, short-term bank deposits, marketable securities and long-term investments of $32 million, compared to $10.8 million on December 31, 2006. Due to recent developments in the credit market, we have reclassified some of our marketable securities, which are all rated AAA, as long term investments.

Net Loss

The net loss for the third quarter of 2007 was $2.2 million, or $0.18 per ordinary share, as compared to $2.2 million, or $0.87 per ordinary share, in the third quarter of 2006. Non-cash stock-based compensation charges for the third quarter of 2007 were $237,000 compared to $445,000 in the third quarter of 2006. Net loss for the nine months ended September 30, 2007 was $6.4 million, or $0.59 per ordinary share, as compared to $5.5 million, or $2.16 per ordinary share, in the nine months ended September 30, 2006. Non-cash stock-based compensation charges for the nine months ended September 30, 2007 were $724,000 compared to $689,000 in the nine months ended September 30, 2006.

Research and Development Expenses

Research and development remained the Company’s largest expense and accounted for 55% and 59% of its operating expenses in the quarters ended September 30, 2007 and 2006, respectively, and 57% and 58% of its operating expenses in the nine months ended September 30, 2007 and 2006, respectively. Research and development expenses were $1.4 million in each of the third quarter of 2007 and 2006, including $64,000 and $40,000 of non-cash stock-based compensation, respectively. Research and development expenses were $4.3 million in the nine months ended September 30, 2007, including $197,000 of non-cash stock-based compensation, as compared to $3.4 million in the nine months ended September 30, 2006, which included $170,000 of non-cash stock-based compensation. The increase for the nine months ended September 30, 2007 as compared to the same period in 2006 resulted primarily from the continued expansion of Rosetta Genomics’ diagnostic programs and an increase in costs related to salaries and expenses associated with the hiring of additional research and development personnel, the filing, prosecution and maintenance of the Company’s intellectual property portfolio, and license fees.

Business Development Expenses

Business development expenses were $394,000 in the third quarter of 2007, including $37,000 of non-cash stock-based compensation, as compared to $282,000 in the third quarter of 2006, including $15,000 of non-cash stock-based compensation. Business development expenses were $1.2 million in the nine months ended September 30, 2007, including $159,000 of non-cash stock-based compensation, as compared to $1.1 million in the nine months ended September 30, 2006, including $15,000 of non-cash stock-based compensation.

General and Administrative Expenses

General and administrative expenses were $771,000 in the third quarter of 2007, including $136,000 of non-cash stock-based compensation, as compared to $704,000 in the third quarter of 2006, which included $390,000 of non-cash stock-based compensation. General and administrative expenses were $2 million in the nine months ended September 30, 2007, including $368,000 of non-cash stock-based compensation, as compared to $1.4 million in the nine months ended September 30, 2006, which included $504,000 of non-cash stock-based compensation. The increase for the third quarter of 2007 and for the nine months ended September 30, 2007 as compared to the third quarter of 2006 and the nine months ended September 30, 2006 resulted primarily from an increase in costs relating to the operation of Rosetta Genomics as a public company.

Financial Income, Net

Net financial income was $424,000 in the third quarter of 2007, as compared to net financial income of $180,000 in the third quarter of 2006. Net financial income was $1.1 million in the nine months ended September 30, 2007, as compared to net financial income of $416,000 in the nine months ended September 30, 2006. Financial income is derived primarily from interest income on bank deposits and realized income from marketable securities and the increases from 2006 to 2007 are primarily due to a higher level of cash during such periods.

General Announcements

At the 2007 Annual General Meeting, held on September 24, 2007 the Company’s shareholders approved the appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as Rosetta’s independent registered public accounting firm for the fiscal year ending December 31, 2007, as well as the Company’s independent registered public accounting firm until the next annual general meeting. Services from Kost, Forer, Gabbay & Kaiserer also include the authorization of the Company’s Board of Directors, and upon recommendation of the Audit Committee, to fix the remuneration of said firm in accordance with the volume and nature of their services.

Recent Highlights

Rosetta Genomics reports the following scientific and corporate highlights:

Diagnostic Programs
-
Completed the pre-validation phase for its first microRNA-based diagnostic test. The test, currently under validation at Columbia University Medical Center, is designed to differentiate squamous from non-squamous lung cancer, and is expected to be available for clinical use in the first half of 2008.

-	Initiated assay development of microRNA-based test to differentiate mesothelioma from adenocarcinoma. This test is expected to be available for clinical use in the first half of 2008.
-	Continued to advance assay development of microRNA-based test for cancer of unknown primary (CUP). Test is expected to be available for clinical use in the second half of 2008.
-	Identified physiological correlates to microRNAs found in blood serum.
-	Continued expansion of diagnostic pipeline in cancer and non-cancer related indications.

Therapeutic Programs
-
Liver Cancer Therapeutic - Rosetta Genomics, in collaboration with Isis Pharmaceuticals, Inc., expects to begin in vivo studies by the end of the fourth quarter on an antisense oligonucleotide lead designed to inhibit a microRNA which it has identified as potential drug target.

-	Expanded therapeutic pipeline to include ovarian cancer. Potential microRNA targets have been identified.

Proprietary MicroRNA Platform Technologies
-
Enhanced proprietary microRNA extraction protocols to include urine, serum, FFPE, fresh/frozen, formalin, blood cells, plasma, amniotic fluid, pleural fluid, saliva and follicular fluid. The Company intends to utilize these protocols to develop non-invasive, early detection tests for multiple diseases, including its current programs in oncology.

Collaborations and Licensing
-
Initiated collaboration with NYU Medical Center to leverage the significant potential of microRNA profiles to develop diagnostic tests for melanoma. Program seeks to identify microRNA biomarkers for overall survival and risk of melanoma metastasizing to distant sites.

Conferences and Events
Rosetta Genomics presented at the following conferences and events:
-	Rosetta Genomics’ R&D Day. October 26, 2007.
-	Maxim Group Growth Conference, September 20.
-	American Association of Cancer Research (AACR) “Molecular Diagnostics in Cancer Therapeutic Development” Conference, September 17, 2007.
-	Cambridge Healthcare Institute’s Biomarker Discovery Summit, September 17, 2007.
-	EDRN (Early Detection Research Network) NCI, September 17, 2007

Conference Call Information
Rosetta Genomics will host a conference call at 8:30 a.m. ET today to discuss third quarter activities and recent corporate developments. To access the live conference call, U.S. and Canadian participants may dial 1-866-966-5335; international participants may dial +44-20-3023-4460. To access the 24-hour audio replay, U.S. and Canadian participants may dial 1-866-583-1035; international participants may dial 44-20-8196-1996. The access code for the replay is 181543#.

The replay will be available until November 15, 2007. This conference call also will be webcast live and archived on Rosetta Genomics’ website until November 21, 2007, at www.rosettagenomics.com.

A live audio webcast of the call will also be available on the "Investors" section of the company's website, www.RosettaGenomics.com. An archived webcast will be available on the Company's website approximately two hours after the event, and will be archived for 14 days thereafter.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, naturally occurring small RNAs that act as protein regulators and have the potential to form the basis for a new class of diagnostics and therapeutics. Since many diseases are caused by the abnormal activity of proteins, the ability to selectively regulate protein activity through microRNAs could provide the means to treat a wide range of human diseases. In addition, microRNAs have been shown to have different expression levels in certain diseased versus normal tissues. As a result, these differences potentially provide for a novel diagnostic strategy for many diseases. MicroRNAs are thought to play a key role in the differentiation of cells into specific cell types performing various functions in the body.

About Rosetta Genomics
Rosetta Genomics (NASDAQ: ROSG) is a leader in the development of microRNA-based diagnostics and therapeutics. Founded in 2000, the Company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and strategic alliances with leading biotechnology companies, Rosetta Genomics is working to develop a full range of diagnostic and therapeutic products based on microRNAs. The Company’s primary focus is in the development of microRNA-based products to diagnose and treat different forms of cancer and infectious diseases.

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, the potential of microRNAs in the development of therapeutics and diagnostic products, and the progress and timing of our diagnostic and therapeutic programs, including the expected launch of our first diagnostic products in 2008, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover and develop novel diagnostics products, which is unproven and may never lead to marketable products; Rosetta’s  ability to fund and the results of further pre-clinical and clinical trials; Rosetta’s ability to obtain, maintain and protect the intellectual property utilized by Rosetta’s products; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; the successful development of Rosetta’s product candidates, all of which are in early stages of development; Rosetta’s ability to obtain regulatory approval for products; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed under “Key Information - Risk Factors” in Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2006 on file with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of today and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2007	2006	2007	2006
	Unaudited		Unaudited
Operating expenses:
Research and development, net	$4,287	$3,446	$1,423	$1,417
Business development	1,181	1,116	394	282
General and administrative	2,046	1,353	771	704
Operating loss	7,514	5,915	2,588	2,403
Financial income, net	(1,079)	(416)	(424)	(180)
Net loss	$6,435	$5,499	$2,164	$2,223
Basic and diluted net loss per Ordinary share	$0.59	$2.16	$0.18	$0.87
Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share	10,877,274	2,550,431	11,866,824	2,551,396

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30, 2007	December 31, 2006
ASSETS	Unaudited
CURRENT ASSETS:
Cash and cash equivalents	$4,522	$5,228
Short-term bank deposits	—	5,149
Marketable securities	20,057	386
Other accounts receivable and prepaid expenses	314	134
Deferred issuance costs	—	1,787
Total current assets	24,893	12,684
LONG-TERM INVESTMENT	7,456	—
SEVERANCE PAY FUND	157	98
PROPERTY AND EQUIPMENT, NET	925	461
Total assets	$33,431	$13,243
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loan, current maturities of capital lease and of long-term loan	$25	$48
Trade payables	666	745
Other accounts payable and accruals	678	750
Total current liabilities	1,369	1,543
LONG-TERM LIABILITIES:
Long-term bank loan and capital lease	15	29
Deferred revenue	228	228
Accrued severance pay	339	344
Total Long-term Liabilities	582	601
SHAREHOLDERS’ EQUITY:
Share capital:	27	17
Additional paid-in capital	58,657	31,958
Other comprehensive income	70	3
Deferred stock-based compensation	(8)	(48)
Deficit accumulated during the development stage	(27,266)	(20,831)
Total shareholders’ equity	31,480	11,099
Total liabilities and shareholders’ equity	$33,431	$13,243